SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 23, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Company Registry (NIRE): 53 3 0000622-9	Company Registry (NIRE): 53 3 0000581 8

MATERIAL FACT

Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) (jointly, “The Companies”), pursuant to CVM (“Comissão de Valores Mobiliários”- Brazilian Securities and Exchange Commission) Instruction 358/02, hereby transcribe the Material Fact disclosed by their shareholder, part of the controlling stake, Invitel S.A., as follows:

     “INVITEL S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 02.465.782/0001 -60
BOARD OF TRADE 3330016765-0

MATERIAL FACT

INVITEL S.A. (“Invitel” or “Company”), in compliance with paragraph 4 of article 157 of Law Nr. 6,404/76 and CVM Instruction Nr. 358/02, as amended, following the notices of Material Fact disclosed on April 25 and November 24, 2008, regarding the acquisition of the shares issued by the Company, representing the indirect shareholding control of Brasil Telecom Participações S.A. (“BrT Part”) and, consequently, Brasil Telecom S.A. (“BrT”), hereby inform their shareholders and the market in general of the following:

1. The Brazilian Telecommunications Agency (“Agência Nacional de Telecomunicações” – ANATEL) approved the acquisition, by Telemar Norte Leste S.A. (“Telemar”) or its controlled subsidiaries, of the total shares issued by the Company, and, in that manner, of the indirect controlling stake of BrT Part and BrT, by Act Nr. 7,828, published on today’s date in the newspaper “Diário Oficial da União”.

2. With this approval by ANATEL, the suspensive conditions stipulated in the respective Share Purchase Agreement of Invitel’s shares have been satisfied for the completion of the deal.

3. In the terms of the referred contract, the procedures anticipated for the transfer of Invitel’s shares to Telemar will be implemented on the 10th (tenth) business day following the publication of ANATEL’s approval.

4. We will keep Invitel’s shareholders and the market in general informed of any relevant events related to this operation.

Rio de Janeiro, December 22, 2008
INVITEL S.A.
Mariana Sarmento Meneghetti
Investor Relations Officer”

Brasília, December 23, 2008.

Paulo Narcélio Simões Amaral
 Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.